Exhibit 99.17

Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Years ended December 31, 2019 and December 31, 2018

kpmg LLP

Vaughan Metropolitan Centre

100 New Park Place, Suite 1400

Vaughan ON L4K 0J3

Canada

Tel 905-265-5900

Fax 905-265-6390

Independent auditors’ Report

To Shareholders of Greenbrook TMS Inc.

Opinion

We have audited the consolidated financial statements of Greenbrook TMS Inc. (the “Entity”), which comprise:

•	the consolidated statements of financial position as at December 31, 2019 and December 31, 2018

•	the consolidated statements of net loss and comprehensive loss for the years then ended

•	the consolidated statements of changes in equity (deficit) for the years then ended

•	the consolidated statements of cash flows for the years then ended

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2019 and December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Emphasis of Matter

We draw attention to Note 3(j) and 4 to the financial statements which indicated that the Entity has changed its accounting policy for leases, as a result of the adoption of IFRS 16, Leases, and has applied that change using the modified retrospective method.

Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian securities regulatory authorities.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indicators that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis, filed with the relevant Canadian securities regulatory authorities, as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Stephen Hills.

Vaughan, Canada

March 10, 2020

Greenbrook TMS Inc.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2019	2018
Assets

Current assets:
Cash	$7,947,607	$9,381,600
Accounts receivable, net	10,091,087	7,131,661
Prepaid expenses and other	1,912,744	1,637,736
	19,951,438	18,150,997

Property, plant and equipment (note 6)	1,666,331	911,466
Intangible assets (note 7)	6,207,731	–
Goodwill (note 5)	3,707,650	–
Right-of-use assets (note 8)	25,430,956	–
	$56,964,106	$19,062,463

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$7,011,849	$4,059,398
Loans payable (note 10(a))	101,107	97,858
Lease liabilities (note 8)	4,707,853	–
Non-controlling interest loans (note 10(b))	69,674	81,170
Provisions (note 11)	18,792	–
Deferred and contingent consideration (note 5)	1,274,402	–
	13,183,677	4,238,426

Long-term portion of loans payable (note 10(a))	150,392	183,272
Long-term portion of lease liabilities (note 8)	20,683,904	–
	34,017,973	4,421,698
Shareholders’ equity (deficit):
Common shares (note 12)	50,185,756	26,882,622
Contributed surplus (note 13)	2,757,252	1,745,079
Deficit	(30,441,280)	(14,531,401)
	22,501,728	14,096,300
Non-controlling interest (note 21)	444,405	544,465
	22,946,133	14,640,765
Contingencies (note 14)
Subsequent event (note 23)

	$56,964,106	$19,062,463

See accompanying notes to consolidated financial statements.

On behalf of the Board:

“Sasha Cucuz”	Director

“Bill Leonard”	Director

Greenbrook TMS Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2019	2018
Revenue :
Service revenue	$35,685,531	$21,259,015

Expenses:
Direct center and patient care costs	17,368,894	13,348,011
Other regional and center support costs	9,828,447	5,022,305
Amortization	122,269	–
Depreciation	4,031,375	76,902
	31,350,985	18,447,218

Regional operating income	4,334,546	2,811,797

Center development costs	1,466,119	530,068
Corporate, general and administrative expenses (note 22)	16,371,346	6,523,126
Share-based compensation	690,230	467,627
Interest expense	1,822,442	81,725
Interest income	(163,302)	(81,462)
Loss before income taxes	(15,852,289)	(4,709,287)

Income tax expense (note 16)	–	–
Loss for the year and comprehensive loss	$(15,852,289)	$(4,709,287)

Income (loss) for the year attributable to:
Non-controlling interest (note 21)	$57,590	$248,756
Common shareholders of Greenbrook TMS	(15,909,879)	(4,958,043)
	$(15,852,289)	$(4,709,287)

Net loss per share (note 20):
Basic	$(0.30)	$(0.12)
Diluted	(0.30)	(0.12)

See accompanying notes to consolidated financial statements.

Greenbrook tms Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

					Non-	Total
	Common shares		Contributed		controlling	equity
Year ended December 31, 2018	Number	Amount	surplus	Deficit	interest	(deficit)
					(note 17)
Balance, December 31, 2017	37,524,375	$8,208,448	$976,228	$(9,443,345)	$(399,104)	$(657,773)
Net comprehensive loss for the year	–	–	–	(4,958,043)	248,756	(4,709,287)
Issuance of common shares	10,000,000	18,674,174	215,724	–	–	18,889,898
Share-based compensation (note 13)	–	–	553,127	–	–	553,127
Distributions to non-controlling interest	–	–	–	–	(35,300)	(35,300)
Acquisition of subsidiary non-controlling interest (note 21)	–	–	–	(130,013)	130,013	–
Non-controlling interest subsidiary investment (note 21)	–	–	–	–	600,100	600,100
Balance, December 31, 2018	47,524,375	$26,882,622	$1,745,079	$(14,531,401)	$544,465	$14,640,765

					Non-	Total
	Common shares		Contributed		controlling	equity
Year ended December 31, 2019	Number	Amount	surplus	Deficit	interest	(deficit)
					(note 17)
Balance, December 31, 2018	47,524,375	$26,882,622	$1,745,079	$(14,531,401)	$544,465	$14,640,765
Net comprehensive loss for the year	–	–	–	(15,909,879)	57,590	(15,852,289)
Issuance of common shares - financing (note 12)	9,409,000	20,604,207	355,660	–	–	20,959,867
Issuance of common shares - acquisition (notes 5 and 12)	1,431,736	2,611,044	–	–	–	2,611,044
Exercise of stock options (note 12)	53,332	87,883	(33,717)	–	–	54,166
Share-based compensation (note 13)	–	–	690,230	–	–	690,230
Distributions to non-controlling interest	–	–	–	–	(562,650)	(562,650)
Non-controlling interest subsidiary investment (note 21)	–	–	–	–	405,000	405,000
Balance, December 31, 2019	58,418,443	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133

See accompanying notes to consolidated financial statements.

Greenbrook TMS Inc.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2019	2018
Cash provided by (used in)
Operating activities:
Loss for the year	$(15,852,289)	$(4,709,287)
Adjusted for:
Amortization	122,269	–
Depreciation	4,031,375	76,902
Interest expense	1,822,442	81,725
Interest income	(163,302)	(81,462)
Share-based compensation	690,230	467,627
Transaction costs	385,674	–
Non-cash transaction costs	268,215	85,500
Change in non-cash operating working capital:
Accounts receivable	(2,959,426)	(5,026,915)
Prepaid expenses and other	129,992	(156,568)
Accounts payable and accrued liabilities	2,952,451	1,863,017
Provisions	18,792	–
	(8,553,577)	(7,399,461)
Financing activities:
Net proceeds on issuance of common shares (note 12)	20,604,207	–
Net proceeds on issuance of special warrants	355,660	18,889,898
Options exercised	54,166	–
Net shareholder loans repaid (note 19(c))	–	(3,101,605)
Bank loans advanced	89,096	273,779
Bank loans repaid	(118,727)	(6,420)
Lease liabilities repaid	(5,156,455)	–
Net non-controlling interest loans (repaid) advanced	(11,496)	40,227
Distribution to non-controlling interest	(562,650)	(35,300)
	15,253,801	16,060,579
Investing activities:
Acquisitions, net of cash acquired	(7,298,086)	–
Purchase of property, plant and equipment	(836,131)	(812,098)
	(8,134,217)	(812,098)
Increase (decrease) in cash	(1,433,993)	7,849,020
Cash, beginning of year	9,381,600	1,532,580
Cash, end of year	$7,947,607	$9,381,600

See accompanying notes to consolidated financial statements.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy for the treatment of depression and related psychiatric services.

Greenbrook TMS Inc. was incorporated under the Business Corporations Act (Ontario) on February 9, 2018 as a wholly-owned subsidiary of TMS NeuroHealth Centers, Inc. (“TMS US”). On March 29, 2018, each shareholder of TMS US exchanged its shares of common stock of TMS US for common shares of Greenbrook TMS Inc. on a one-for-one basis. As a result of this exchange, the shareholders of TMS US became the shareholders of Greenbrook TMS Inc. in the same proportions as their previous shareholdings in TMS US and TMS US became a wholly-owned subsidiary of Greenbrook TMS Inc., carrying on business through its operating subsidiaries (the “Reorganization”). The Reorganization did not result in any changes in the management, operations or assets of TMS NeuroHealth Centers Inc. or its operating subsidiaries.

Financial information presented within the consolidated financial statements reflects the consolidated financial condition, performance and cash flows of the operating business of which TMS US was the holding company up to March 29, 2018 and of which Greenbrook TMS Inc. was the holding company for the remaining period.

2.	Basis of preparation:

(a)	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies described below have been applied consistently to all periods presented, with the exception due to the adoption of IFRS 16, Leases (“IFRS 16”), effective January 1, 2019 (note 4(a)).

These consolidated financial statements were approved by the Board of Directors (the “Board”) and authorized for issue by the Board on March 10, 2020.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

2.	Basis of preparation (continued):

(b)	Basis of measurement:

These consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the consolidated statements of financial position differentiates between current and non-current assets and liabilities. The consolidated statements of net loss and comprehensive loss is presented using the function classification of expense.

(c)	Basis of consolidation:

The consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has all of the following:

(i)	power over the investee;

(ii)	exposure, or rights, to variable returns from its involvement with the investee; and

(iii)	the ability to use its power over the investee to affect the amount of the investor’s returns.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

2.	Basis of preparation (continued):

When the Company has control over a subsidiary but does not own 100%, this gives rise to non-controlling interest. Non-controlling interest arises from partnerships with local physicians, behavioural health groups or other strategic investors, which own minority interests in certain center subsidiaries.

Changes in the Company’s interest in a subsidiary that does not result in a loss of control are accounted for as equity transactions.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Significant estimates in connection with these consolidated financial statements includes the measurement and determination of the transaction price in the estimation of revenue, estimated useful life of property, plant and equipment; estimated useful life of intangible assets; amounts recorded as accrued liabilities, deferred income taxes provisions; goodwill; inputs used in the valuation of stock options granted; and the estimate of lease terms.

Significant judgments in connection with these consolidated financial statements include assessment of control of subsidiaries; determination of functional currency; determination of whether a contract is or contains a lease; and determination of the incremental borrowing rate used to measure lease liabilities.

(e)	Functional and reporting currency:

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated statement of financial position dates. Non-monetary assets and liabilities are translated at rates prevailing at the dates of acquisition. Expenses are translated at the average rate of exchange in effect during the month the transaction occurred.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies:

(a)	Cash:

Cash includes cash on hand and cash held with financial institutions.

(b)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized over the estimated useful lives of the assets on a straight-line basis, unless stated otherwise, as follows:

Computer equipment	5 years
Furniture and equipment	5 years
Leasehold improvements	Lesser of 5 years or remaining lease term
TMS devices	10 years

The estimated useful lives of the assets and their terminal values are assessed on an annual basis based on historical experience, industry practice and management’s expectations.

Expenditures for maintenance and repairs are charged to operations as incurred.

(c)	Impairment of non-financial assets:

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If any indication exists, the Company estimates the recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset and related income tax expense.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statements of net loss and comprehensive loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(d)	Operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee consisting of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer and the Chief Medical Officer. The Company has one reportable segment, which is outpatient mental health service centers.

(e)	Revenue recognition and accounts receivable:

Service fee revenue is recognized upon the performance of services under contracts with customers and represents the consideration the Company expects to receive. Service fee revenue is measured at the net patient fees received or receivable which includes contractual allowances and discounts. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

A key determinant of IFRS 15, Revenue from contracts with customers (“IFRS 15”), is estimating the transaction price when variable consideration may arise. IFRS 15 allows for the transaction price with variable consideration to be estimated using either the expected value method or the most-likely value method. The Company’s estimates are calculated using the expected value method when using the sum of probability-weighted amounts in a range of possible consideration amounts.

(f)	Accounts receivable:

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9, Financial instruments (“IFRS 9”) the Company evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments.

The Company performs an estimation and review process periodically to identify instances on a timely basis where such estimates need to be revised to accurately assess the amount of expected revenues.

(g)	Earnings per share:

Basic earnings per common share (“EPS”) is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

Greenbrook TMS Inc. Notes to Consolidated Financial Statements (continued) (Expressed in U.S. dollars, unless otherwise stated) Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

(h)	Income taxes:

Income tax expense comprises current and deferred tax. Income tax expense (recovery) is recognized in the consolidated statements of net loss and comprehensive loss. Current income tax expense represents the amount of income taxes payable based on tax law that is enacted or substantively enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all years to date.

The Company uses the deferred tax method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the consolidated financial statements’ carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of net loss and comprehensive loss in the year in which the enactment or substantive enactment occurs. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

In determining the amount of current and deferred taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its tax liabilities for uncertain tax positions are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Greenbrook TMS Inc. Notes to Consolidated Financial Statements (continued) (Expressed in U.S. dollars, unless otherwise stated) Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

(i)	Financial instruments:

The Company initially measures its financial assets and financial liabilities at fair value and classifies them as financial assets or liabilities at fair value through profit or loss. After initial measurement, financial assets (which include cash and accounts receivable) and liabilities (which include accounts payable and accrued liabilities, lease liabilities, bank loans payable, non-controlling interest loans payable and deferred and contingent consideration) are subsequently measured at amortized cost using the effective interest rate method, with any resulting premium or discount from the face value being amortized to the consolidated statements of net loss and comprehensive loss. Amortization is recorded using the effective interest rate method.

The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. Loss allowances for accounts receivables are always measured at an amount equal to the expected credit losses for the subsequent 12-month period. A financial asset carried at amortized cost is considered credit-impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Individually significant financial assets are tested for credit-impairment on an individual basis.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

Losses are recognized in the statements of net loss and comprehensive loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the statements of net loss and comprehensive loss.

Greenbrook TMS Inc. Notes to Consolidated Financial Statements (continued) (Expressed in U.S. dollars, unless otherwise stated) Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

(j)	Leases:

On January 1, 2019, the Company adopted IFRS 16 (see note 4(a)).

At inception of a contract, the Company assesses whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether (i) the contract involves the use of an identified asset, (ii) the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use, and (iii) the Company has the right to direct the use of the identified asset.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. If the Company expects to obtain ownership of the leased asset at the end of the lease, the Company will depreciate the asset over the underlying asset’s estimated useful life.

The lease liability is initially measured at the present value of the lease payments that are due to be paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

Variable lease payments that are not included in the measurement of the lease liability are recognized as an operating expense in the consolidated statements of net loss and comprehensive loss.

Greenbrook TMS Inc. Notes to Consolidated Financial Statements (continued) (Expressed in U.S. dollars, unless otherwise stated) Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

The Company has elected not to recognize right-of-use assets and lease liabilities in respect of short-term leases that have a lease term of less than 12 months and leases in respect of low-value assets. The Company recognizes the lease payments associated with these leases as an operating expense in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term.

The Company makes estimates when considering the length of the lease term, including considering facts and circumstances that can create an economic incentive to exercise an extension option. The Company makes certain qualitative and quantitative assumptions when deriving the value of the economic incentive. Periodically, the Company will reassess whether it is reasonably certain to exercise extension options and will account for any changes at the date of reassessment.

The Company makes judgments in determining whether a contract contains an identified asset and in determining whether or not the Company has the right to control the use of the underlying asset. The Company also makes judgments in determining the incremental borrowing rate used to measure its lease liability in respect of each lease contract. As there are currently no market participants of a similar size and scale as the Company, the incremental borrowing rate is reflective of the interest rate applied historically on loans advanced.

Prior to the adoption of IFRS 16:

Prior to the adoption of IFRS 16, leases of TMS devices and centers were recognized as finance leases if the Company obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases for which the Company recognized an operating lease expense in operating costs on the consolidated statements of net loss and comprehensive loss on a straight-line basis over the term of the lease.

(k)	Defined contribution pension plan:

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and will have no legal or constructive obligation to pay future amounts. Obligations for contributions to defined contribution pension plans are expensed in the consolidated statements of net loss and comprehensive loss in the periods during which services are rendered by employees.

Greenbrook TMS Inc. Notes to Consolidated Financial Statements (continued) (Expressed in U.S. dollars, unless otherwise stated) Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

(l)	Share capital:

Common shares are classified as shareholders’ equity (deficit). Incremental transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from shareholders’ equity (deficit), net any of tax effects.

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from shareholders’ equity (deficit).

Dividends are discretionary and are recognized as distributions within equity upon approval by the Board.

(m)	Stock-based compensation:

The Company offers a share option plan. The plan is open to employees, directors, officers and consultants of the Company and its affiliates. For employees, the value of equity settled options is measured by reference to the fair value of the equity instrument on the date which they are granted. The fair value is recognized as an expense with a corresponding increase in contributed surplus over the vesting period. The Board shall have the discretion to establish the vesting period for share options granted.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Fair value is calculated using the Black Scholes option pricing model, which requires the input of highly subjective assumptions, including the volatility of share prices, forfeiture rate and expected life and changes in subjective input assumptions that can materially affect the fair value estimate. The Company estimates the expected forfeiture rate of equity-settled share-based compensation based on historical experience and management’s expectation.

Consideration received upon the exercise of stock options is credited to share capital, at which time the related contributed surplus is transferred to share capital.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

(n)	Business combinations:

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the date of acquisition is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interest in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business.

Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of net loss and comprehensive loss in the period in which the adjustments were determined.

Any deferred and contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and the settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration is recognized as part of the consolidated statements of net loss and comprehensive loss in the period in which the adjustments were determined.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

(o)	Intangible assets:

The Company classifies intangible assets, obtained through acquisitions, as definite lived assets. Intangible assets consist of covenants not to compete and a management service agreement with a professional organization. These intangible assets are recorded at cost and are amortized over their estimated useful lives, as follows:

Covenants not to compete	5 years
Management services agreement	15 years

The Company reviews the appropriateness of the amortization period relating to the definite lived intangible assets annually.

(p)	Provisions:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to their present value where the effect is material.

(q)	Finance income and finance costs:

Finance income comprises interest income on cash equivalents recognized in the consolidated statements of net loss and comprehensive loss as it accrues, using the effective interest method. Finance costs comprise interest expense on borrowings and lease liabilities that are recognized in the consolidated statements of net loss and comprehensive loss.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

(r)	Contingencies:

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the Company’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefit would be required to settle the obligation or the amount cannot be measured reliably.

Contingent liabilities are not recognized but are disclosed in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

(s)	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

3.	Significant accounting policies (continued):

•	Level 1 - This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2 - This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other standard valuation techniques derived from observable market inputs.

•	Level 3 - This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

4.	Recent accounting pronouncements:

(a)	Adoption of IFRS 16:

IFRS 16 has replaced IAS 17, Leases (“IAS 17”). IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. The standard was effective for the Company as of January 1, 2019.

The Company has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of the initial application is recognized in net assets at January 1, 2019. The prior year figures were not adjusted.

Prior to adopting IFRS 16, the operating lease commitments as at December 31, 2018 were $14,604,498. The difference between the total of the minimum lease payments set out in Note 9 of the 2018 audited consolidated financial statements and the total lease liabilities recognized on transition was a result of the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at December 31, 2018, partially offset by the effect of discounting on the minimum lease payments.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

4.	Recent accounting pronouncements (continued):

When applying IFRS 16 to leases previously classified as operating leases, practical expedients were available to the Company. The Company applied a single discount rate to a portfolio of leases with similar characteristics and used hindsight in determining the lease term where the contract contains purchase, terminations or extension options. Additionally, the Company relied upon the assessment of whether leases were onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing the right-of-use assets for impairment.

The Company does not have any contracts for which they are the lessor.

Adjusted opening balance as at January 1, 2019 using the modified retrospective approach:

	December 31,		January 1,
	2018	IFRS 16	2019
Assets

Cash	$9,381,600	$–	$9,381,600
Accounts receivable	7,131,661	–	7,131,661
Prepaid expenses and other	1,637,736	(507,257)	1,130,479
Property, plant and equipment	911,466	–	911,466
Right-of-use assets	–	14,477,970	14,477,970

Total Assets	$19,062,463	$13,970,713	$33,033,176

Liabilities and Shareholders’ Equity (Deficit)

Accounts payable and accrued liabilities	$4,059,398	$(301,509)	$3,757,889
Lease liability loans payable	–	14,272,222	14,272,222
Loans payable	281,130	–	281,130
Non-controlling interest loans	81,170	–	81,170
Common shares	26,882,622	–	26,882,622
Contributed Surplus	1,745,079	–	1,745,079
Retained earnings	(14,531,401)	–	(14,531,401)
Non-controlling interest	544,465	–	544,465
Liabilities and Shareholders’ Equity (Deficit)	$19,062,463	$13,970,713	$33,033,176

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

4.	Recent accounting pronouncements (continued):

(b)	Recent accounting pronouncements not yet adopted:

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2019. There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

5.	Business acquisitions:

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively “Achieve TMS”) for a purchase price of $10,596,912 (net of Achieve TMS’ cash), of which $2,611,044 of the purchase price was satisfied through the issuance of an aggregate of 1,431,736 common shares of the Company to the vendors and the remainder was settled in cash (the “Acquisition”). The common shares issued as partial consideration for the purchase price were valued at C$2.42 per common share, based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to the closing of the Acquisition.

In addition, a portion of the purchase price payable in respect of the Acquisition is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization (EBITDA) achieved by Achieve TMS during the twelve-month period following the closing of the Acquisition. As at December 31, 2019, the Company estimates the purchase price payable in respect to the earn out to be nil.

Achieve TMS operates TMS Centers in California, Oregon and Alaska, with a particular focus on deep TMS therapy. The Acquisition provides the Company with a national footprint of over 100 TMS Centers and a platform for further West Coast expansion through excellent brand recognition, physician reputation and high visibility within the West Coast TMS community.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

5.	Business acquisitions (continued):

The Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Acquisition is preliminary and is comprised as follows:

Purchase consideration:
Cash	$6,886,812
Share issuance	2,611,044
Deferred and contingent consideration	1,274,402
$10,772,258
Net assets acquired:
Cash	175,346
Current assets	886,392
Capital and other assets	6,321,730
Current liabilities	(1,233,400)
Long-term liabilities	(5,415,460)
Covenants not to compete	310,000
Management services agreement	6,020,000
7,064,608

Goodwill	$3,707,650

During the year ended December 31, 2016, Achieve TMS entered into a management services agreement (the “MSA”) with a professional organization owned by the two Medical Directors of California. Pursuant to the MSA, the Company provides the professional corporation with management, administration and support services. All of the services provided by the Company are on a cost basis whereby the professional corporation reimburses the Company for costs incurred in connection with the provision of such services. There is no mark-up charged by the professional corporation for the provision of the services. This MSA is the key intangible asset identified as part of the Acquisition and drives the value of the business. The MSA is valued using the multi-period excess earnings method.

The Acquisition purchase agreement included a covenant not to compete for the sellers. Pursuant to this covenant, the sellers are not allowed to compete with Achieve TMS for a period of 5 years from the date of the Acquisition. This intangible asset is valued using the with-and-without method.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

5.	Business acquisitions (continued):

From the date of the Acquisition up to and including December 31, 2019, Achieve TMS has contributed service revenues and profit of $3,089,205 and $762,441, respectively.

The purchase price allocation is considered to be preliminary and subsequent adjustments during the measurement period will occur as the Company finalizes the purchase price payable in respect of the earn-out, if any. Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS’ operations with the Company. Goodwill is deductible for tax purposes.

For the year ended December 31, 2019, $385,674 of Acquisition-related costs have been incurred and are included in corporate, general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

6.	Property, plant and equipment:

	Computer equipment	Furniture and equipment	Leasehold improvements	TMS devices	Total
Cost
Balance, December 31, 2017	$11,491	$48,952	$53,139	$345,794	$459,376
Additions	–	154,366	3,100	654,632	812,098
Asset disposal	(11,491)	–	(52,535)	–	(64,026)

Balance, December 31, 2018	–	203,318	3,704	1,000,426	1,207,448
Additions	–	–	179,399	847,883	1,027,282
Asset disposal	–	(27,902)	–	(55,325)	(83,227)

Balance, December 31, 2019	$–	$175,416	$183,103	$1,792,984	$2,151,503

Accumulated depreciation

Balance, December 31, 2017	$11,491	$38,832	$52,535	$180,248	$283,106
Depreciation	–	15,853	604	60,445	76,902
Asset disposal	(11,491)	–	(52,535)	–	(64,026)

Balance, December 31, 2018	–	54,685	604	240,693	295,982
Depreciation	–	28,723	4,687	157,184	190,594
Asset disposal	–	–	–	(1,404)	(1,404)

Balance, December 31, 2019	$–	$83,408	$5,291	$396,473	$485,172

Net book value

Balance, December 31, 2018	$–	$148,633	$3,100	$759,733	$911,466
Balance, December 31, 2019	–	92,008	177,812	1,396,511	1,666,331

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

7.	Intangible assets:

	Management service agreement	Covenant not to complete	Total
Cost

Balance, December 31, 2018	$–	$–	$–
Additions (note 5)	6,020,000	310,000	6,330,000

Balance, December 31, 2019	$6,020,000	$310,000	$6,330,000

Accumulated amortization

Balance, December 31, 2018	$–	$–	$–
Amortization	105,907	16,362	122,269

Balance, December 31, 2019	$105,907	$16,362	$122,269

Net book value

Balance, December 31, 2018	$–	$–	$–
Balance, December 31, 2019	5,914,093	293,638	6,207,731

8.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and center locations. These lease agreements range from a year to eight years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

Right-of-use assets, January 1, 2019	$14,477,970
Additions to right-of-use assets	14,793,767
Depreciation on right-of-use assets	(3,840,781)

Right-of-use assets, December 31, 2019	$25,430,956

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

8.	Right-of-use assets and leases liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate at January 1, 2019. The Company’s incremental borrowing rate applied upon transition and during the year ended December 31, 2019 is 10%.

Lease liabilities, January 1, 2019	$14,272,222
Additions to lease liability	14,459,526
Interest expense on lease liabilities	1,816,464
Payments of lease liabilities	(5,156,455)

Lease liabilities, December 31, 2019	$25,391,757
Less: current portion of lease liabilities	4,707,853

Long term portion of lease liabilities	$20,683,904

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	December 31,	December 31,
	2019	2018
Accounts payable	$4,639,924	$1,865,296
Accrued liabilities	2,371,925	2,194,102

Total	$7,011,849	$4,059,398

10.	Loans payable:

(a)	Bank loans:

	December 31,	December 31,
	2019	2018
Bank loans	$251,499	$281,130
Short-term portion of loans payable	101,107	97,858

Long-term portion of loans payable	$150,392	$183,272

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

10.	Loans payable (continued):

During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioural health groups or other strategic investors, which own minority interests in certain center subsidiaries. These device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature during the years ended December 31, 2019 - December 31, 2023. There are no covenants associated with these loans.

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioural health groups or other investors, which own minority interests in certain center subsidiaries. These device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021.

During the year ended December 31, 2019, the Company repaid TMS device loans totalling $118,727.

(b)	Non-controlling interest loans:

	December 31, 2019	December 31 2018
Non-controlling interest loans	$69,674	$81,170

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

11.	Provisions:

During the year ended December 31, 2019, the Company provided for $18,792 (December 31, 2018 - nil) relating to the planned restructuring of its billing department. The restructuring is a direct result of ongoing efforts to optimize the Company’s billing and reimbursement process subsequent to system conversions which were completed during the year ended December 31, 2019.

12.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2019 and 2018, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2018	47,524,375	$26,882,622
Common shares issuances:
Public offering	4,025,000	8,720,540
Private placement	5,384,000	11,883,667
Acquisition purchase price consideration	1,431,736	2,611,044
Option exercise	53,332	87,883
December 31, 2019	58,418,443	$50,185,756

On May 17, 2019, the Company issued a total of 4,025,000 common shares at an offering price of C$3.25 per common share on a “bought deal” public offering basis for aggregate gross proceeds of $9,735,246 (C$13,081,250) (the “Public Offering”) and incurred transaction costs of $1,014,706, of which $152,145 related to broker warrants (see note 13(b)).

Concurrent with the Public Offering, the Company issued a total of 5,384,000 common shares at an offering price of C$3.25 per common share on a “bought deal” private placement basis for aggregate gross proceeds of $13,022,252 (C$17,498,000) (the “Private Placement”) and incurred transaction costs of $1,138,585 of which $203,515 related to broker warrants (see note 13(b)).

On September 26, 2019, the Company completed the Acquisition (see note 5). As part of the purchase consideration, $2,611,044 was satisfied by the issuance of 1,431,736 common shares of the Company at a value of C$2.42 per common share.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

13.	Contributed surplus:

During the year ended December 31, 2019, the Company issued a total of 53,332 common shares upon the exercise of vested stock options (see note 13(a)).

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation - options:

The Company operates an equity-settled, stock options-based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for employee and similar services. The plan is open to employees, directors, officers and consultants of the Company and its affiliates.

The fair value of the grant of the options is recognized in the consolidated statements of net loss and comprehensive loss as an expense. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years. The maximum number of common shares reserved for issuance, in the aggregate, under the Company’s option plan (and under any other share compensation arrangements of the Company) is 10% of the aggregate number of common shares outstanding. As at December 31, 2019, this represented 5,841,844 common shares.

The options have an expiry date of ten years from the date of issue.

	December 31, 2019		December 31, 2018
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of year	2,670,000	$1.17	2,219,500	$1.00
Granted	385,000	2.63	450,500	1.97
Exercised	(53,332)	1.02	–	–
Cancelled	(3,500)	1.00	–	–
Outstanding, end of year	2,998,168	$1.36	2,670,000	$1.17

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

13.	Contributed surplus (continued):

The total number of stock options exercisable as at December 31, 2019 was 2,059,001 (December 31, 2018 - 1,382,667).

During the year ended December 31, 2019, the Company recorded a total share-based options compensation expense of $690,230 (December 31, 2018 - $467,627).

The following stock options were granted during the year ended December 31, 2019:

(i)	The fair value of the stock options granted on June 28, 2019 was estimated to be $1.13 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.74% calculated based on a comparable company; remaining life of 4.5 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.46%.

(ii)	The fair value of the stock options granted on May 9, 2019 was estimated to be $1.46 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.48% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.68%.

(iii)	The fair value of the stock options granted on March 27, 2019 was estimated to be $1.44 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 47.88% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.62%.

The following stock options were granted during the year ended December 31, 2018:

(i)	The fair value of the stock options granted on November 12, 2018 was estimated to be $1.60 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 52.27% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.09%.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

13.	Contributed surplus (continued):

(ii)	The fair value of the stock options granted on October 3, 2018 was estimated to be $1.26 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 51.86% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.09%.

(iii)	The fair value of the stock options granted on March 31, 2018 was estimated to be $0.95 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 52.47% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.09%.

As at December 31, 2019, the total compensation cost not yet recognized related to options granted is approximately $292,877 (December 31, 2018 - $503,400) and will be recognized over the remaining average vesting period of 0.44 years (December 31, 2018 - 0.8 years).

(b)	Broker warrants:

	December 31, 2019		December 31, 2018
		Weighted		Weighted
	Number	average	Number	average
	of broker	exercise	of broker	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	503,646	$2.00	–	$–
Granted	564,540	2.41	503,646	2.00
Outstanding, end of year	1,068,186	$2.22	503,646	$2.00

The following broker warrants were issued during the year ended December 31, 2019:

(i)	On May 17, 2019, in connection with the Public Offering and the Private Placement, the Company issued 241,500 and 323,040 broker warrants, respectively, to the agents of such transactions. Each broker warrant vested upon issuance thereof and entitles the holder to acquire one common share of the Company at an exercise price of C$3.25 and expires two years from the date of issue.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

13.	Contributed surplus (continued):

(ii)	The fair value of the broker warrants granted on May 17, 2019 was estimated to be $0.63 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.83% calculated based on a comparable company; remaining life of 2.0 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.69%.

The aggregate fair value of the issued broker warrants granted of $355,660 is recognized as part of the transaction costs in respect of the Public Offering and the Private Placement which is reflected in the common shares equity reserve. Each broker warrant vests immediately upon the issuance thereof and has a term to expiry of two years from the date of issue.

The following broker warrants were issued during the year ended December 31, 2018:

In connection with an offering by the Company, on a private placement basis, of special warrants on March 16, 2018 and June 7, 2018, the Company issued 313,920 and 39,726 broker warrants, respectively, that vested immediately to the agent in respect of the special warrants offering. Each broker warrant entitles the agent to acquire one common share of the Company at an exercise price of $2.00 and expires two years from the date of issue.

(i)	The fair value of the broker warrants granted on March 16, 2018 was estimated to be $0.61 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 52.46% calculated based on a comparable company; remaining life of 2.0 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.14%.

(ii)	The fair value of the broker warrants granted on June 7, 2018 was estimated to be $0.61 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 52.16% calculated based on a comparable company; remaining life of 2.0 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.27%.

The aggregate fair value of the issued broker warrants granted for the year ended December 31, 2018 of $215,724 is recognized as part of the transaction costs of the special warrant offering which is reflected in the common shares equity reserve. The vesting period for the broker warrant is immediate.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

13.	Contributed surplus (continued):

In addition, on June 29, 2018, the Company issued 150,000 broker warrants, that vested immediately, to the agent of the special warrants offering in connection with certain advisory services provided to the Company. Each broker warrant entitles the agent to acquire one common share of the Company at an exercise price of $2.00 per broker warrant until March 16, 2020. The fair value of these issued broker warrants recorded as a corporate, general and administrative expense during the year ended December 31, 2018 was $85,500.

The fair value of the broker warrants granted on June 29, 2018 was estimated to be $0.57 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 52.66% calculated based on a comparable company; remaining life of 1.7 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.17%.

The weighted average contractual life of the outstanding broker warrants as at December 31, 2019 was 0.8 years (December 31, 2018 - 1.2 years).

The total number of broker warrants exercisable as at December 31, 2019 was 1,068,186 (December 31, 2018 - 503,646).

The aggregate fair value of the broker warrants granted during the year ended December 31, 2019 was $656,884 (December 31, 2018 - $301,224).

14.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

15.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the year ended December 31, 2019, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $218,207 (December 31, 2018 – nil).

16.	Income taxes:

(a)	Numerical reconciliation of income tax expense:

At December 31, 2019, the Company has approximately $23,500,000 of U.S. non-capital loss carry-forward available to reduce future years’ taxable income which will expire between 2033 and 2039.

The Company’s provision for income taxes is reconciled as follows:

	December 31,	December 31,
	2019	2018
Accounting net loss before income tax	$(15,852,289)	$(4,709,287)

Income tax provision at statutory rate – 25.95% (December 31, 2018 - 39%)	$(4,113,669)	$(1,222,060)
Non-controlling interest	(14,945)	(64,552)
Non-deductible expenses and other permanent differences	119,258	26,041
Future rate differential	(81,857)	(48,275)
Change in unrecognized deferred tax assets	4,091,213	1,308,846

Income tax expense at effective rate	$–	$–

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

16.	Income taxes (continued):

(b)	Deferred tax asset/liability:

Deferred tax assets and liabilities recognized in the statements of financial position relate to the following:

	December 31,	December 31,
	2019	2018
Book value in excess of tax costs	$(220,302)	$(151,918)
Property, plant and equipment	220,302	151,918

Unrecognized total deferred tax assets	$–	$–

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	December 31,	December 31,
	2019	2018
Property, plant and equipment	$–	$–
Non-capital loss carry-forward	23,511,648	9,572,112
Other, including stock-based compensation	1,993,179	1,214,881
Intangible assets	263,732	–

Unrecognized total deferred tax assets	$25,768,559	$10,786,993

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

17.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair value given their short-term nature.

The carrying value of the non-current portion of loans payable, finance lease obligations and deferred and contingent consideration approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	December 31,	December 31,
	2019	2018
Cash	$7,947,607	$9,381,600
Accounts receivable	10,091,087	7,131,661

Items classified as financial assets	$18,038,694	$16,513,261

Accounts payable and accrued liabilities	$7,011,849	$4,059,398
Short-term portion of loans payable	101,107	97,858
Non-controlling interest loans	69,674	81,170
Long-term portion of loans payable	150,392	183,272
Current portion of lease liabilities	4,707,853	–
Long-term portion of lease liabilities	20,683,904	–
Deferred and contingent consideration	1,274,402	–

Items classified as financial liabilities	$33,999,181	$4,421,698

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

17.	Risk management arising from financial instruments (continued):

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans. The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost when necessary. Loss allowances for accounts receivables are always measured at an amount equal to the expected credit losses for the subsequent 12-month period.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to draw on committed funds from its existing shareholders or to raise funds from external shareholders.

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have financial instruments that result in material exposure.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

18.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity (deficit), including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates that it has the sufficient capital or the ability to draw the required funds from shareholder commitments.

19.	Related party transactions:

(a)	Compensation of key management personnel:

The Company transacts with key individuals from management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer and the Chief Medical Officer.

	December 31,	December 31,
	2019	2018
Salaries and bonuses	$1,619,150	$990,720
Stock-based compensation	105,896	158,538
Total	$1,725,046	$1,149,258

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

19.	Related party transactions (continued):

(b)	Transactions with significant shareholder - Greybrook Health Inc.:

As at December 31, 2019, $58,954 is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2018 - $96,144). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

(c)	Loan from significant shareholder - Greybrook Health Inc.:

The significant shareholder Greybrook Health Inc. extended loans to the Company from time to time in order to fund ongoing expansion activities and operating losses. As at December 31, 2019, the balance of the loan was nil (December 31, 2018 - nil).

20.	Basic and diluted loss per share:

	December 31,	December 31,
	2019	2018
Net loss attributable to the shareholders of:
Greenbrook TMS	$(15,909,879)	$(4,958,043)

Weighted average common shares outstanding:
Basic and diluted	53,828,597	40,209,697

Loss per share:
Basic and diluted	$(0.30)	$(0.12)

For the year ended December 31, 2019, the effect of 2,988,168 (December 31, 2018 - 2,670,000) options have been excluded from the diluted calculation because this effect would be anti-dilutive.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

21.	Non-controlling interest:

As a result of operating agreements with each of the following non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

Name	Year incorporated	Ownership interest
Greenbrook TMS Arlington LLC	2018	70%
Greenbrook TMS Austin Central LLC	2018	80%
Greenbrook TMS Cary LLC	2016	75%
Greenbrook TMS Central Florida LLC	2019	90%
Greenbrook TMS Chapel Hill LLC	2017	90%
Greenbrook TMS Christiansburg LLC	2018	70%
Greenbrook TMS Cleveland LLC	2018	80%
Greenbrook TMS Connecticut LLC	2018	80%
Greenbrook TMS Easton LLC	2017	80%
Greenbrook TMS Fairfax LLC	2016	60%
Greenbrook TMS Greensboro LLC	2017	70%
Greenbrook TMS Houston LLC	2018	80%
Greenbrook TMS Lynchburg LLC	2017	70%
Greenbrook TMS Midlothian LLC	2016	80%
Greenbrook TMS Mooresville LLC	2018	80%
Greenbrook TMS Newport News, LLC	2016	75%
Greenbrook TMS North Detroit LLC	2019	90%
Greenbrook TMS North Raleigh LLC	2016	75%
Greenbrook TMS Roanoke LLC	2017	70%
Greenbrook TMS St. Louis LLC	2018	60%
Greenbrook TMS St. Petersburg LLC	2019	90%
Greenbrook TMS South Carolina LLC	2019	90%
Greenbrook TMS West Hartford LLC	2018	80%
Greenbrook TMS Wilmington LLC	2017	70%
Greenbrook TMS Winston-Salem LLC	2018	80%
TMS NeuroHealth Centers Ashburn, LLC	2015	51%
TMS NeuroHealth Centers Charlottesville, LLC	2014	65%
TMS NeuroHealth Centers Frederick, LLC	2015	75%
TMS NeuroHealth Centers Glen Burnie, LLC	2015	70%
TMS NeuroHealth Centers Greenbelt, LLC	2014	75%
TMS NeuroHealth Centers Reston, LLC	2014	51%
TMS NeuroHealth Centers Richmond, LLC	2014	65%
TMS NeuroHealth Centers Rockville, LLC	2014	51%
TMS NeuroHealth Centers Virginia Beach, LLC	2015	70%
TMS NeuroHealth Centers Woodbridge, LLC	2016	70%

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

21.	Non-controlling interest (continued):

On May 5, 2018, the Company acquired a non-controlling ownership interest in TMS NeuroHealth Centers Kensington, LLC for $130,013. As a result, as at December 31, 2018, TMS NeuroHealth Centers Kensington, LLC is a wholly-owned subsidiary of the Company.

The following table summarizes the aggregate financial information for the above-noted entities, as at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Cash	$1,033,584	$1,367,644
Accounts receivable, net	6,389,384	5,281,387
Prepaid expenses and other	448,550	773,987
Property, plant and equipment	889,798	775,857
Right-of-use assets	10,348,295	–
Account payable and accrued liabilities	1,237,548	1,035,544
Lease liabilities	10,167,498	–
Loans payable	5,280,287	5,304,284
Profit attributable to the shareholders of Greenbrook TMS	1,979,874	1,314,582
Profit attributable to non-controlling interest	305,244	247,654
Distributions paid to non-controlling interest	(866,630)	(303,980)
Subsidiary investment by non-controlling interest	405,000	600,100
Historical subsidiary investment by non-controlling interest	600,791	691

	December 31, 2019	December 31, 2018
Revenue	$22,450,327	$14,579,995
Net income attributable to the shareholders of Greenbrook TMS	732,500	438,753
Net income attributable to non-controlling interest	57,590	248,756

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

22.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	December 31, 2019	December 31, 2018
Salaries and bonuses	$7,122,556	$3,075,724
Marketing expenses	2,705,891	1,946,581
Total	$9,828,447	$5,022,305

The components of the Company’s corporate, general and administrative expenses include the following:

	December 31, 2019	December 31, 2018
Salaries and bonuses	$7,063,682	$2,607,823
Bad debt expense	2,894,989	–
Marketing expenses	1,934,227	961,094
Professional and legal fees	2,336,835	744,917
Computer supplies and software	629,176	720,665
Transaction costs	385,674	467,375
Travel, meals and entertainment	404,893	267,533
Other	721,870	753,719
Total	$16,371,346	$6,523,126

Bad debt expense relates to the write off of accounts receivables that were identified during the migration to a scalable billing and reimbursement platform completed during the year ended December 31, 2019 (December 31, 2018 - nil).

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2019 and December 31, 2018

23.	Subsequent event:

Stock option grant:

On February 3, 2020, 797,500 stock options were approved for issuance to certain key employees and consultants of the Company. The stock options will have an exercise price equal to the closing price of the common shares of the Company on the Toronto Stock Exchange on March 31, 2020, a life of 10 years from the grant date and are subject to the terms and conditions of the stock option plan of the Company.